Exhibit 99.1

LETTER OF CONFIRMATION

April 8, 2008		Computershare
	Sixthf Floor	Trust Company
To: Stantec Inc.	530 8th Avenue SW	of Canada
10160-112th St.	Calgary, Alberta
Edmonton, AB	T2P 3S8
T5K 2L6	Telephone 1-403-267-6800	Canada
	Facsimile 1-403-267-6529	Australia
	www.computershare.com	Channel Islands
Hong Kong
Germany
Ireland
Attention: Marilyn Kingdon		New Zealand
Philippines
South Africa
United Kingdom
Subject: Stantec Inc.: Confirmation of Mailing		USA

We confirm that the following materials items # 1, 2, 3, 4, 6 and 8 were sent by pre-paid mail on March 28, 2008 to the registered holders of Common Shares of the Corporation:

In addition, we further confirm that the following materials items # 1, 2, 3, 5, 6 and10 were sent by pre-paid mail on March 28, 2008 to the non-objecting beneficial owners of Common Shares of the Corporation:

1.	2007 Business Review/Financial highlights
2.	2007 Review/Management’s Discussion and Analysis/ Consolidated Financial Statement
3.	Notice of Annual Meeting / Management Information Circular
4.	Proxy (to registered holders only)
5.	Voting Information Form (to NOBO holders only)
6.	Proxy Return Envelope
7.	NI 54-102 Card
8.	Registered holder Letter
9.	Plans holder Letter
10.	Non-Objecting Beneficial holder Letter

We further confirm that copies of the above-mentioned materials items # 1, 2, 3, 4, 6 and 9 were sent by prepaid mail on March 28, 2008 to each plans holders of Common Shares of the Corporation:

We further confirm that copies of the above-mentioned materials items # 2, 3, 4, 6, 7 and 10 were sent by courier on March 28, 2008 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com